November 29, 2005

TO WHOM IT MAY CONCERN:

Dear Sir or Madam:

Re:

Annual Financial Statements - Audited, Peace Arch Entertainment Group Inc.

Results for Year ended August 31, 2005

I hereby confirm that the audited Consolidated Financial Statements and the Management Discussion and Analysis for the results for year ended August 31, 2005 were sent by first class mail to the registered shareholders and the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on the above date.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.

/s/ Nicole Spracklin

Nicole Spracklin

Legal Assistant

Peace Arch Entertainment Group Inc.

2nd Floor, 150 West 1st Avenue, Vancouver, B.C. V5Y 1A4   Phone (604) 681-9308)  Fax (604) 681-3299